Filed Pursuant to SEC Rule 425 Filing Person: UtiliCorp United Inc. Subject Company: Aquila, Inc. Target's File Number 1-16315

Bob Green's E-mail Message to Employees
 (Distributed late afternoon on November 7, 2001 following morning distribution of the News Release and Employee Q&A)

This morning we released information to employees, the media and the financial community regarding our decision to withdraw plans to complete the Aquila spin. Our announcement falls on the heels of several other energy companies that have shelved spin-off plans, citing economic and other market changes that have made new offerings less attractive.

Wall Street understands our position, and, more importantly, the financial community is eager to learn more about our future plans to create value for shareholders. Next week, I will join CFO Dan Streek and Investor Relations' Ellen Fairchild to meet with analysts and our large shareholders to deliver firsthand a message about our plans to deliver growth and value.

You, too, should have confidence that our collective efforts will ensure the success of these new plans and the continuation of our reputation as a leading industry performer.

Our ability to manage a world-class delivery network and operate an aggressive risk management business—both in the United States and internationally—is reflected in an impressive 96.8 percent total return to shareholders during the past five years. We've also posted record sales, EBIT (earnings before interest and taxes) and return on equity figures during the same period. These are all strong indicators that our strategy, combined with the talent and determination of our people, ranks us in an elite class of industry performers.

Next Steps

For Aquila shareholders, UCU will offer to exchange their Aquila shares for UCU shares at an exchange rate of .6896 shares of UCU common stock for each Aquila share. Based on the closing price of UCU and Aquila shares on Nov. 6, 2001, the offer represents a value of approximately $20.69 per Aquila share and a 15 percent premium to the closing price of the Aquila shares on that date. With this 15 percent premium, an Aquila shareholder since the initial public offering would have earned substantially better returns than a similar investment in Enron, Dynegy, Mirant, Reliant Resources and the peer group average as a whole. We believe this offer is fair, and it is supported by a fairness opinion from our financial advisor.

The future

Our decision to change our corporate name to Aquila signifies our decision to embrace the Aquila energy merchant strategy because of its high-growth potential, but our name is not nearly as important as the people who help drive this organization. We have an exciting future ahead and one that will create opportunities for individuals to learn new skills and stretch their responsibilities.

As we move forward with our business plans, I am committed to keeping you informed of our progress. Stay tuned. We've got an exciting future ahead.

Additional Information and Where To Find It

In connection with the proposal by UtiliCorp to make an exchange offer to the public shareholders of Aquila, UtiliCorp United Inc. will file an exchange offer prospectus and related materials with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus (when available) and other documents filed by UtiliCorp with the Commission at the

Commission's web site at http://www.sec.gov. Free copies of the exchange offer prospectus, once available, as well as UtiliCorp's related filings with the Commission, may also be obtained from UtiliCorp by directing a request to UtiliCorp United Inc., Investor Relations, 20 West Ninth Street, Kansas City, MO 64105, 816-467-3501.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The terms "intends," "plans" and similar terms identify forward-looking information. Although UtiliCorp believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those contained in the forward-looking statements include the satisfaction of all conditions to the exchange offer that cannot be waived and the satisfaction or waiver of conditions to the exchange offer that may be waived. Some of the conditions to the exchange offer will include the receipt of all required regulatory approvals, the tender by the public shareholders of the majority of their shares and the absence of an injunction or litigation concerning the exchange offer. In light of these uncertainties, there can be no assurances that the exchange offer will be completed.